ABSINTHIA BOTTLING SPIRITS
FINANCIAL STATEMENTS



March 25, 2019

To Absinthia Bottling Spirits Management:

We have reviewed the accompanying financial statements of Absinthia Bottling Spirits, which comprise the balance sheet as of December 31, 2018 and 2017 and the related statements of profit and loss, cash flows and changes in stockholders' equity for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Keila Hill-Trawick, CPA
Little Fish Accounting


Balance Sheet
For Periods Ending December 31, 2018 and December 31, 2017


Prepared By:	**Keila Hill-Trawick, CPA**	
	Little Fish Accounting	
For:	Absinthia's Bottled Spirits	

ASSETS		2018		2017
Current Assets				
Cash		1,796		4,326
Accounts Receivable		3,246		1,248
Inventory		1,500		1,500
Total Current Assets	**$**	**6,542**	**$**	**7,074**
Total Fixed Assets	**$**	**-**	**$**	**-**
Total Assets	**$**	**6,542**	**$**	**7,074**
LIABILITIES & EQUITY				
Liabilities				
<u>Current Liabilities</u>				
Credit Card Debt Balance		7,106		5,299
<u>Long-term Liabilities</u>				
Loan Payable		11,654		-
Interest Payable		816		
Total Liabilities	**$**	**19,576**	**$**	**5,299**
Equity				
Owners Equity		40,133		18,549
Net Income		(53,167)		(16,774)
Total Equity	**$**	**(13,034)**	**$**	**1,775**
Total Liabilities and Equity	**$**	**6,542**	**$**	**7,074**

Profit + Loss Statement
For Periods Ending December 31, 2018 and December 31, 2017

Prepared By: **Keila Hill-Trawick, CPA**
Little Fish Accounting

For: Absinthia's Bottled Spirits

Revenue		**2018**		**2017**
Sales		21,962		5,355
Cost of Goods Sold		(26,710)		(10,164)
Total Revenue	**$**	**(4,748)**	**$**	**(4,809)**
Operating Expenses				
Advertising		19,953		1,783
Bank Charges		203		205
Contract Labor (Not included in payroll)		500		-
Dues and Subscriptions		30		50
Insurance		422		1,875
Legal and Professional Services		16,965		3,079
Meals and Entertainment		1,841		79
Office Expense		987		497
Other General and Administrative Expenses		(217)		470
Printing		-		308
Shipping and Delivery		4,328		266
Supplies		1,044		1,891
Taxes and Licenses		2,396		1,446
Travel, Meals and Entertainment		543		16
Total Operating Expenses	**$**	**48,995**	**$**	**11,965**
Income (Before Other Expenses)	**$**	**(53,743)**	**$**	**(16,774)**
Other Expenses				
Interest				
Credit Card Debt		279		-
Line of Credit		816		-
Reconciliation Discrepancy		(1,671)		-
Total Other Expenses	**$**	**(576)**	**$**	**-**
Net Income Before Income Tax	**$**	**(53,167)**	**$**	**(16,774)**
Income Tax	$	-	$	-
Net Income/Loss	**$**	**(53,167)**	**$**	**(16,774)**

Cash Flow Statement
For Periods Ending December 31, 2018 and December 31, 2017

Prepared By: **Keila Hill-Trawick, CPA**
Little Fish Accounting

For: Absinthia's Bottled Spirits

	2018	2017
Beginning Balance	$ 4,326	$ 21,748
Investing Activities		
Operating Activities		
Sales	(4,748.00)	(4,809.00)
Operating Expenses	(48,419.00)	(11,965.00)
Accounts Receivable	(1,998.00)	(1,248.00)
Inventory	-	(1,500.00)
Credit Card	1,807.00	5,299.00
Financing Activities		
Owners Equity	38,358.00	(3,198.80)
Loan Payable	11,654.00	-
Interest Payable	816.00	-
Ending Cash Balance	**$ 1,796**	**$ 4,326**

Statement of Changes in Stockholders' Equity
For Periods Ending December 31, 2018 and December 31, 2017

		Prepared By:	Keila Hill-Trawick, CPA
			Little Fish Accounting
		For:	Absinthia's Bottled Spirits

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance as of January 1, 2017	$ -	$ -	$ -	$ -	$ -
Changes in Accounting Policy	-	-	-	-	$ -
Correction of Prior Period Error(s)	-	-	-	-	$ -
Restated Balance	$ -	$ -	$ -	$ -	$ -
Issue of Share Capital	-	-	-	-	$ -
Purchase of Treasury Stock	-	-	-	-	$ -
Net income	-	-	$ (16,774)	-	$ (16,774)
Reevaluation Gain	-	-	-	-	$ -
Dividends	-	-	-	-	$ -
Balance as of December 31, 2017	$ -	$ -	$ (16,774)	$ -	$ (16,774)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance as of January 1, 2018	$ -	$ -	$ -	$ -	$ -
Changes in Accounting Policy	-	-	-	-	$ -
Correction of Prior Period Error(s)	-	-	-	-	$ -
Restated Balance	$ -	$ -	$ -	$ -	$ -
Issue of Share Capital	-	-	-	-	$ -
Purchase of Treasury Stock	-	-	-	-	$ -
Net income (Loss)	-	-	$ (53,167)	-	$ (53,167)
Reevaluation Gain	-	-	-	-	$ -
Dividends	-	-	-	-	$ -
Balance as of December 31, 2018	$ -	$ -	$ (53,167)	$ -	$ (53,167)

ABSINTHIA BOTTLING SPIRITS
NOTES TO THE FINANCIAL STATEMENTS
For Periods Ending December 31, 2018 and December 31, 2017

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Review Report)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
Absinthia Bottling Spirits creates and sells small batch, artisanal, hand crafted Swiss style absinthe blanche. Produced in California, the spirits are made with certified biodynamic and organic grapes, certified organic star anise, fennel seed, coriander seed, and fresh wormwood. The product is available in 375 ml glass bottles and sold in six pack cases at $150 or $162 per pack.

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION
The Company includes in current assets and liabilities retainage amounts receivable and short-term payables. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Review Report)

INVENTORY
Inventory consisting of bottled products available for sale and are valued at the lower of cost or market value. Inventory is estimated based on management count as of December 31 of the applicable year under review, and is reviewed annually to identify any products expired or in otherwise unsellable condition in order to write off any considered disposable. Cost includes all supplies and freight associated with the preparation of products for sale, and is determined on a first-in, first-out basis.

CASH INFLOWS
Cash inflows consist of receipts from customers for sales, owner's contributions, and short-term loan receipts (i.e. credit cards, lines of credit).

OPERATING ACTIVITIES
Operating activities consist of changes in ending balances of current assets and liabilities, and cash flows from normal business expenses.

INVESTING ACTIVITIES
Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES
Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY
No stock was issued, nor dividends paid for the periods under review.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Review Report)

NOTE 2: FINANCING ACTIVITIES

Loan payable to Paul Nathan of $11,654 at 7% interest, due in monthly installments of $1,250. Debt to be paid in full by December 31, 2019